PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

21st September 2005

SUPPL

SEP 2 3 2005

185

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 1st August 2005;
- 19th August 2005;
- 30th August 2005;
- 1st September 2005;
- 2nd September 2005;
- 5th September 2005;
- 5th September 2005;
- 19th September 2005 and
- 20th September 2005.

05011438

PROCESSED
SEP 2 6 2005
THOMSON
FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 1st August 2005:

1 August 2005

Appointment of Adviser

The Board of Peter Hambro Mining plc is pleased to announce with immediate effect the appointment of JPMorgan Cazenove as its Nominated Adviser. In addition, JPMorgan Cazenove will also act as Joint Broker to Peter Hambro Mining along with Canaccord Capital (Europe) Limited.

Commenting on the announcement, Peter Hambro, Executive Chairman, said: "The company has grown substantially and we feel that the time has come for it to move its corporate affairs to JPMorgan Cazenove, which has a strong presence in the secondary market in the company's shares. JPMorgan Cazenove has demonstrated its powerful presence in the market through its involvement in the recent fundraising. I am hugely grateful to Tim Hoare and his team at Canaccord for their success in bringing the company to the market and I look forward to a continuing relationship with Canaccord in its role as our joint broker."

Press Release Issued on 19th August 2005:

19 August, 2005

Holdings in Company

On 19 August 2005 the Company was notified by Deutsche Bank AG that it holds 2,640,913 ordinary shares of £0.01 ("Ordinary Shares") in the Company representing 3.34 per cent. of the total issued share capital of the Company.

PETER HAMBRO MINING PLC

Press Release Issued on 30th August 2005:

30 August 2005

Holdings in Company

On 30 August 2005 the Company was notified by Deutsche Bank AG that Deutsche Bank AG and its subsidiary companies no longer hold a notifiable interest in the Company.

Press Release Issued on 1st September 2005:

1 September 2005

Holdings in Company

On 31 August 2005 the Company was notified by Deutsche Bank AG that it holds together with its subsidiary companies 2,852,268 Ordinary Shares in the Company representing 3.61 per cent of the total issued share capital of the Company.

Press Release Issued on 2nd September 2005:

2 September 2005

Holdings in Company

On 1 September 2005 the Company was notified by Deutsche Bank AG that Deutsche Bank AG and its subsidiary companies no longer hold a notifiable interest in the Company.

Press Release Issued on 5th September 2005:

5 September 2005

Notice of Interim Results

Peter Hambro Mining Plc ("PHM") will be announcing its Interim Results for the half year ended 30 June 2005 on Thursday, 22 September 2005.

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

A conference call to discuss the announcement will be hosted by Jay Hambro, Director, Business Development, Peter Hambro Mining Plc, on Thursday, 22 September 2005 at 14:00 UK time.

Details to access the conference call are as follows:
The Dial-in number in the UK will be: 0845 245 3471 and internationally it will be +44 (0) 1452 542 300.

Replay will be available after the call has finished for seven days on 0845 245 5205 in the UK and on +44 (0) 1452 55 0000 internationally with the access code in both cases 9297786#.

Press Release Issued on 5th September 2005

5 September 2005

Cancellation of Share Premium Account

Peter Hambro Mining plc ("PHM") announces that, further to the approval of shareholders at the Company's Annual General Meeting on 21 June 2005 and sanction by the Court. PHM has received notification that, effective 25 August 2005, the amount standing to the credit of the share premium account of the Company has been cancelled.

The cancellation of the share premium account has resulted in the creation of a special reserve which is intended to be used to eliminate the present deficit on the Company's profit and loss account. In turn, elimination of this deficit will remove a barrier to payment of dividends by PHM, if the Directors consider it appropriate for the Company to do so.

Press Release Issued on 19th September 2005

19 September, 2005

Holdings in Company

On 16 September 2005 the Company was notified by Eastbourne Capital Management LLC ("ECM") that, together with the funds managed by ECM, it holds 4,747,500 ordinary shares of £0.01 each in the Company ("Ordinary Shares") representing 6.01 per cent. of the total issued share capital of the Company, of which 3,143,500 Ordinary Shares are held by Black Bear Offshore Master Fund L.P.

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

Press Release Issued on 20th September
20 September 2005

Holdings in Company

On 20 September 2005 the Company was notified by Deutsche Bank AG that it, together with its subsidiary companies, holds 2,457,395 ordinary shares of £0.01 each ("Ordinary Shares") in the Company representing 3.11 per cent. of the total issued share capital of the Company.

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

22nd September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 22nd September 2005;

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Interim report issued on 22nd September 2005:

Peter Hambro Mining plc is pleased to present the results of a successful half year's activity.

Highlights	6 months to 30/6/2005	6 months to 30/6/2004	Variance for period	*12 months to 31/12/2004*
Pokrovskiy Rudnik gold production, oz	84,600	60,025	+41%	154,000
Other attributable gold production, oz	17,578	14,307	+23%	55,000
Total attributable gold production, oz	102,178	74,332	+37%	209,000
Pokrovskiy Rudnik Cash Operating Cost (GIS US$/oz)	US$149	US$130	+14%	US$107
Pokrovskiy Rudnik average gold price received (US$/oz)	US$422	US$394	+7%	*US$405*

Figures in US$'000 unless otherwise stated	6 months to 30/6/2005	6 months to 30/6/2004	Variance for period	*12 months to 31/12/2004*
Turnover: Group and share of joint ventures	42,311	28,182	+50%	85,502
Operating profit	8,022	5,316	+51%	22,703
Pre tax profit	8,082	4,427	+83%	24,304
Profit retained for the period	5,894	3,214	+83%	15,318
Net cash inflow from operating activities	6,968	4,136	+68%	20,532
Earnings per share, US$	0.079	0.049	+61%	0.22
Diluted earnings per share, US$	0.075	0.046	+63%	0.21
Weighted average number of shares ('000) during the period	74,618	65,159	+15%	69,615
Net Assets (at close of period)	222,945	188,558	+18%	202,264
Net Cash (at close of period)	13,377	35,192	-62%	13,271

Results

Results for the first six months of 2005 (the "Period") for Peter Hambro Mining plc ("PHM" or "the Group") compared to the equivalent period of 2004:

PETER HAMBRO MINING PLC

- Attributable gold production increased by 37% to 102,178 ounces;

- Gold Institute Standard Cash Operating Costs at Pokrovskiy have increased in line with the inflation and rouble appreciation, US$149/oz (6 months of 2004 – US$130/oz);

- Average realised gold sales price was US$422/oz (6 months of 2004 - US$394/oz) with immediate beneficial impact;

- Profit retained up by 83% to US$5.9m (6 months of 2004 – US$3.21m);

- Net cash of US$13.4m before the effect of the August 2005 US$140m fundraising;

- Exploration and development spending during the Period on budget at US$16.0m up from the figure for 2004 of US$10.3m reflecting the increased E&D activity throughout the Group;

- Interim resin-in-pulp plant ("RIP") expansion programme to 2.2m tpa on schedule.

Chairman's statement

On reading this report, even though it is only a snapshot of the Group's results for the first half of its financial year, you will, I am sure, join me in congratulating all involved in the Group's operations, as it reports another period of delivery on all targets. I am very pleased to report that production for the first half of 2005 was on budget and on schedule to meet the Group's production forecast of 271,000 oz of gold for the year.

The results of successful increase in Pokrovskiy's processing capacity to 1.5 million tonnes of ore per year show up fully in these figures for the first time and the recently announced plans for interim expansion to 2.2m tpa is intended to result in a tripling of capacity between 2002 and 2006. An increase in production has offset to some extent increased costs and has enabled us to minimise the increase in the unit cost per ounce. However, inflation, particularly in energy costs, will make it hard for us to do this again until the new production capacity at Pokrovskiy comes on stream. It should be remembered, though, that costs are always higher in the first half.

Gold production at Pokrovskiy continues to be highly profitable and I am glad that we have begun the implementation of this interim expansion as a first step towards the million ounce target. This was accompanied by the US$140m fundraising and the proceeds of this issue give greater certainty that our target is achievable. I look forward to the remainder of the year with confidence.

Peter Hambro. Executive Chairman

PETER HAMBRO MINING PLC

Pokrovskiy Operations Report

In the Period, 84,600oz of gold were recovered compared to 60,025oz during the same period of 2004 with direct mining expenses at Pokrovskiy kept generally in line with the level in the compared period. The principal achievement during the Period was the implementation of stable operations of the gold extraction plant at the new increased capacity of 1.5m tpa.

Pokrovskiy Rudnik Processing Operations

		6 months to 30 June		
	Units	2005	2004	Var %
Resin in Pulp Plant				
Ore from pit	t '000	409.5	304	+35%
Average grade	g/t	4.9	4.2	+17%
Ore from stockpile	t '000	281	202	+39%
Average grade	g/t	2.4	2.8	-14%
Total milled	t '000	691	506	+37%
Average grade	g/t	3.9	3.7	+5%
Gold content	oz '000	86.5	59.6	+45%
Recovery rate	%	92.2	90.3	+2%
Gold recovered	oz '000	79.8	53.9	+48%
Heap Leach				
Ore stacked	t '000	341.0	309.0	+10%
Average grade	g/t	1.4	1.8	-22%
Gold content	oz '000	16.0	17.7	-10%
Recovery rate	%	30.7%	35%	-12%
Gold recovered	oz '000	4.8	6.2	-23%

Total				
Gold recovered	oz '000	84.6	60.1	+41%

Mining

The use of MicroMine to manage operational grade control, together with over one million tonnes of advanced stripping carried out in 2004, allowed to mine high quality ore and reduced dilution. During the Period, the Group commenced preparations for the expansion of the mining works to fulfil the one million ounce production target which includes the renewal, maintenance and expansion of its mining fleet. Overall, the gold content in the material delivered from the pit increased by 61%.

Pokrovskiy Rudnik Mining Operations

		6 months to 30 June		
	Units	2005	2004	Var %
Mining				
Total material moved	m^3 '000	2,755	2,034	+35%
Ore mined	t '000	652	438	+49%
Average grade	g/t	3.7	3.5	+6%
Gold content	oz '000	77.0	49.6	+55%
Including high grade ore	t '000	424	304	+39%
Average grade	g/t	4.9	4.2	+17%
Gold content	oz '000	66.6	41.4	+61%

Resin in Pulp Plant

The plant capacity was increased by 50% in late 2004. During the Period 691,000t were processed through the plant, compared with 506,000t in the first half of 2004, representing a 37% increase year-on-year. The increased capacity from 1m tpa to 1.5m tpa at the mill has allowed the Group to carry out essential maintenance on the circuits which optimises operations and will increase the life expectancy of the mill liners and allows production at full capacity on an ongoing basis.

Plans for further expansion work to take the Plant capacity to 2.2m tpa has been announced and the work has already started. The Group announced that it has plans to further increase the capacity of the mills with expected completion of works in the third quarter of 2006. The expansion project will encompass the construction of a further SAG mill and the increase in capacity of the resin circuits. It is expected that the existing mill building will have sufficient space to house the extra machinery and hence costs are expected to be only c.US$5m in total. This is an interim expansion toward the larger growth of operations to fulfil Pokrovskiy and the Pokrovskiy flanks' contribution towards the one million ounce target. Analysis on the larger expansion possibilities is ongoing and will be announced on completion of the current expansion project.

Heap Leach Operations

Double stacking introduced to the heap leach process over the last year resulted in significant increases in recovery rates which allows the treatment of ore previously considered to be non-economical. A by-product of this is that there may be possible increases in the reserve base of the deposit to incorporate the lower grade that it is now possible to treat economically. During the Period, the Pokrovskiy heap-leach processed 1.4g/t material as opposed to 1.8g/t in the same period of 2004. The 30.7% (down from 35%) recovery for the Period reflects the late start to the heap leach season due to weather conditions.

Double stacking also allowed the Group to carry out the heap leach maintenance schedule in a more optimal way without disrupting the production process. Once the maintenance work is completed in 2006 the capacity of the heap leach should be increased to 1m tpa.

Gold Institute Standard ("GIS") Operating Cost Analysis

The Group reports and breaks down Pokrovskiy Rudnik's operating costs according to the internationally recognised GIS following industry's best practices.

The GIS cost analysis for the period is as follows:

	6m to 30/6/05	6m to 30/6/04	Variance	12m to 31/12/04
Pokrovskiy Rudnik				
All figures reported in US$ per oz of gold produced				
Direct mining expenses	97.8	100.7	-3%	73.0
Third-party smelting, refining and transportation costs	4.3	5.8	-26%	6.1
By-product credits	(0.3)	(0.4)		(0.2)
Other	47	24.2	94%	28.0
Cash Operating Costs	**148.8**	**130.3**	14%	**106.9**
Royalties	25.2	23.3	8%	22.7

Production taxes	7.1	7.0	1%	5.1
Total Cash Costs	**181.1**	**160.6**	13%	**134.7**
Non-cash movement in stock	15.1	7.9	91%	12.4
Depreciation/Amortisation	47.7	38.6	24%	37.2
Total Production Costs	**243.9**	**207.1**	18%	**184.3**

Direct mining expenses during the Period have increased as a result of the global environment of increasing input costs but on a per ounce basis this increase is offset by the increase in ounces produced. Globally the costs of many of the raw materials required to operate a mine have increased, ranging from energy to reagents. Part of these costs occur in the non-cash movement in stock line of the GIS table, as the cost of mining is not brought to account until the gold is produced, and will be reflected in future costs.

Significant increase in other expenses was a result of greater insurance cover taken out by Pokrovskiy Rudnik. Depreciation and Amortisation expenses changed in line with the increase of production assets caused by the plant and mine fleet expansion.

Although the increase in total ounces produced partly offsets the increased prices of raw materials, it is also partly due to the large number of cost control and reduction measures put in place at Pokrovskiy that costs are not affected as adversely as one might expect. One of such measures was the implementation of the MicroMine mine planning software which has decreased ore dilution and increased efficiency. The introduction of a computer monitoring system using satellites and global positioning system hardware has also resulted in a decrease in fuel consumption and an increase in stockpiling efficiencies.

The Group will continue to use cost controls and logistics improvement measures in order to tackle rising raw materials and energy prices in the current environment of high raw materials inflation.

Omchak Joint Venture

Production from the currently 65%-owned Omchak Joint Venture ("Omchak JV") is ahead of target for the year. During the Period Omchak JV produced 26,177oz (25,081oz in the first half year 2004). The production attributable to PHM of 17,015oz increased 36% compared to the same period of 2004 due to the increases in Omchak JV venture production and the increase of the Company's Group's stake in Omchak JV. The seasonal operations of the majority of Omchak JV's assets shifts the main production towards the second part of the year. As disclosed in the 2004 annual report, dependent on the dividend payment by the asset holding

entities, the production attributable to PHM may be reduced by 20-30,000 ounces for the year if Omchak's assets deliver an enhanced dividend cashflow to the Group. Due to the fact that an increase in dividend cashflow is expected to occur in the second half of 2005, PHM's share in Omchak JV is expected to be adjusted at year end.

The management team of Omchak JV aims to increase their reserve base through new acquisitions and expansions to new regions. In May 2005, Omchak JV announced its success in the auction of the combined exploration and extraction licence for Verkhne-Alliinskiy gold property in the Chita Region of Russia. The licence is estimated to contain gold reserves and resources of 76,000oz and 593,000oz in Russian categories C1 and C2 respectively and silver reserves and resources of 138,000oz and 752,000oz in Russian categories C1 and C2 respectively.

In the Amur Region Omchak JV's subsidiary OOO "Noviye Tekhnologii" started preparatory works for the commencement of production on five licence areas acquired during 2004. Works during the Period were concentrated mainly on preparation of the machinery for the production season and approval of mining plans. Mining works commenced in May 2005 and included stripping and preparation of machinery for washing of gold bearing sands.

Exploration and Development Report

Pokrovskiy Flanks

Further exploration works were undertaken on Pokrovskiy deposit and its flanks in order to confirm the geochemical gold anomalies identified by a geochemical modelling study undertaken by Vladivostok consultancy firm Ecocentre. Work at the Pokrovskiy flanks, contiguous to the existing Pokrovskiy pit shell, focused on extending strike from the existing mine along fault extensions, and confirming mineralisation at previously identified gold anomalies.

Pioneer Deposit

On 20 July 2005 the Company Group released an announcement that the recent trial mining exercise and the availability of the Group's three new laboratories for assay work has allowed an update of reserves and resources at Pioneer. Pioneer's overall resources have been updated and also partly recalculated using Australian JORC classification. According to the Russian classification system the relevant zones of the Pioneer deposit contain a total of C2 1.9 million ounces and P1/P2 1.9 million ounces. As was undertaken at Pokrovskiy during 2004, we have implemented the MicroMine mine planning software at Pioneer. By-products of using MicroMine are

the independent audit of the deposit by the MicroMine team and a JORC resource estimate. It has been found that the total JORC estimate for Pioneer is 2.2 million ounces which is 14% higher than that under the Russian classification system. The results of the work have confirmed PHM's confidence in the amenability of the deposit to a large scale gold mining and processing operation and hence work has commenced on the basic infrastructure requirements of such operation.

For more detailed information please refer to PHM's press release dated 20 July 2005 "Pioneer Reserves & Resources Update and Feasibility Study Progress Report".

Amur North East Belt

Malomir

In February 2005 the Group announced that it was successful in the auction for the combined exploration and extraction licence over the Malomir gold deposit in the North East of the Amur Region, Far East Russia. This acquisition was another step in the Group's long-term strategy of combining several gold properties in the North East area of Amur Region to help to benefit from operational synergies. The Group already held licences for two areas adjacent to the deposit which it had explored for two years. The Diagonal Zone, at the centre of the Malomir licence area, was extensively explored by Soviet geologists. Since the Group's registration of the licence for the deposit in May 2005 a construction of a man camp for employees and relevant infrastructure has commenced to aid exploration and the development work. PHM has initiated an extensive programme of confirmation and other drilling to form the basis of a pre-feasibility study. 2,500 metres of drilling and 55,000 cubic metres of trenching have been completed to date, with all the samples being analysed at the Group's laboratory in Tokur village. The Group is planning to significantly increase the number of drilling rigs working on the project in order to complete confirmatory exploration works on the deposit as soon as possible. Works on the infrastructure of the deposit are at an advanced stage with a telephone and internet connection to be established shortly, as well as an all-year road connecting Malomir, with the main road to be completed by April 2006.

Tokur

Trenching and drilling has been carried out in the Glavniy fault zone and on the flanks of the Tokur deposit with 980.5m of core drilling and 2,831.9m^3 of trenching accomplished. The results of this work are expected later this year.

VOROSHILOVSKIY

As planned, detailed exploration continued in the area with 8,896m^3 of trenching. The results of the geochemical exploration, trenches and drill holes have now been received by the Group and are being processed. The geophysical and geochemical results identify two prospective ore structures. Within the two newly identified structures, gold grades reaching 8.8 - 11.3g/t have been indicated from grab sampling. Trenching has already intersected the indicated orebody with visible gold noted at the surface.

YAMALZOLOTO

Following an acquisition of 90% of YamalZoloto in April 2004 the Group commissioned a full scope exploration programme on the PHM license area where nine prospective mineralization zones were identified by an independent hydro-geochemical survey. The study covers the whole licensed area and the results were acquired by YamalZoloto as the basis for planning future exploration works. The main focus of works has been on two areas most explored by previous exploration works, Novogodnee Monto and Petropavlovskoye deposits. The Group expects to finalise the pre-feasibility study on these two deposits by early 2006. The study will be prepared by the leading Russian consulting institution ZNIGRI. The metallurgical tests carried out by this institution were almost completed during the Period.

In addition to the established gold reserves and resources included in the pre-feasibility study calculations the deposit is estimated to contain 6.2 million tonnes of iron ore at 40%, including 4.9 million tonnes located within the boundaries of gold mineralisation.

The Group is in advanced negotiations to subscribe for shares in Yamal Mining, the State–owned company that owns the balance of YamalZoloto. It is anticipated that completion of this acquisition will be announced in early October.

The Group will also carry on exploration works on other prospective areas.

CHAGOYANSK

Field work is ongoing and trench sample assay results are already being received. Two samples gave gold grades of 1.94g/t (on 1m width) and 0.45g/t (on 0.3m interval). Further trenches were dug for confirmation of the aero-geophysical survey which identified potassium anomalies and the data from the works done by previous explorers which indicated a high gold-bearing potential.

A drilling programme commenced on the areas identified through aero-geophysical survey. 6 of 10 planned drill holes have been drilled with results expected later in the

year.

Chemical Laboratory

After commissioning in January 2005, PHM's complex of chemical laboratories has been working at full capacity and operates as planned. The complex consists of the chemical Laboratory at Pokrovskiy, serving Pokrovskiy, Pokrovskiy Flanks, Pioneer and Odolgo; the chemical Laboratory at Tokur, serving Tokur, Malomir, Voroshilovskoye; , and the chemical Laboratory in Blagoveschensk, serving Chagoyansk for assay samples and all other deposits for geochemical analysis. Total capacity of the laboratory complex is 22,000 samples per month.

The central Group laboratory in Blagoveschensk also has the responsibility of monitoring all the other Group laboratories. The Blagoveschensk laboratory has also implemented an X-Ray spectrum method for the analysis of polymetals. The construction of a new laboratory in Labitnangi (YamalZoloto) was also commenced in the Period with a planned capacity of 5,000 samples a month (assay analysis) and 3,000 samples a month (geochemical analysis).

The implementation of the new laboratory complex facilities, which are some of the biggest and best equipped in Russia, increased the Group's ability to carry out high quality exploration works and thorough control of the current production activities. Currently 100% of PHM's samples are analysed in-house and with an execution time of one month. All Groups' laboratories are certified by the state and independent state control of analyses is maintained on regular basis according to Russian regulations.

Gold Price/Treasury

The Group's average realised gold price for the Period was US$422/oz, up 7% against US$394/oz achieved in the first six months of 2004. The Rouble strengthened against the Dollar by one percent during the Period and was RUR28.67/US$ at 30 June 2005 (RUR29.03/US$ - 30/6/04). The Group has a policy of no long term gold forward sales or hedging.

A fundraising to obtain US$140m through a Convertible bond issue was completed in August 2005. It should provide the greater part of PHM's expected external finance requirements to reach the 2009 one million ounce production target. This fundraising is expected to significantly increase the Group's interest expense charges in the second half of 2005.

Conference Call

A conference call to discuss the announcement will be hosted by Jay Hambro, Director, Business Development and Philip Leatham, Financial Director, Peter Hambro Mining plc, on Thursday, 22 September 2005 at 14:00 UK time.

Details to access the conference call are as follows:

The Dial-in number in the UK will be: 0845 245 3471 and internationally will be +44 (0) 1452 542 300.

Replay will be available after the call has finished for seven days on 0845 245 5205 in the UK and on +44 (0) 1452 55 0000 internationally with the access code in both cases 9297786#.

Enquiries:

Alya Samokhvalova +44 (0) 20 7201 8900

Director of External Communication, Peter Hambro Mining plc

Mariana Adams

Investor Relations, Peter Hambro Mining plc

David Simonson / Tom Randell +44 (0) 20 7653 6620

Merlin

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

PETER HAMBRO MINING plc

INTERIM SUMMARISED CONSOLIDATED ACCOUNTS

FOR THE PERIOD ENDED 30 JUNE 2005

Registered number: 4343841

Independent Review Report to

PETER HAMBRO MINING plc

We have been instructed by the Company to review the financial information of Peter Hambro Mining plc for the period ended 30 June 2005 set out on pages 12 to 23 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the AIM Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information of Peter Hambro Mining plc as presented for the six months ended 30 June 2005.

St. Paul's House, MOORE STEPHENS

PETER HAMBRO MINING PLC

Warwick Lane, London
EC4M 7BP

Registered Auditor
Chartered Accountants

21 September 2005

PETER HAMBRO MINING plc
Summarised Consolidated Profit and Loss Account
for the period ended 30 June 2005

(expressed in US $'000s)

	Note	Six months to 30 June 2005 $'000	Six months to 30 June 2004 $'000	Year to 31 December 2004 $'000
Turnover: group and share of joint ventures		**42,311**	**28,182**	**85,502**
Less: share of joint ventures' turnover		(6,034)	(5,015)	(23,394)
Group turnover	2	**36,277**	**23,167**	**62,108**
Operating profit		**8,022**	**5,316**	**22,703**
Share of operating profit of joint ventures		1,040	928	4,829
Amortisation of goodwill in joint ventures		(514)	(389)	(954)
Interest payable and similar charges	4	(932)	(2,009)	(3,661)
Other income		466	581	1,387
Profit on ordinary activities before taxation				
Group		7,795	4,131	20,916
Joint ventures		287	296	3,388
		8,082	**4,427**	**24,304**
Taxation on profit on ordinary activities	5	(2,147)	(931)	(8,253)
Profit on ordinary activities after taxation				
Group		6,470	3,580	13,801
Joint ventures		(535)	(84)	2,250
		5,935	**3,496**	**16,051**
Minority interests		(41)	(282)	(733)
Profit retained for the period		**5,894**	**3,214**	**15,318**
Earnings per ordinary share	15	**$0.079**	**$0.049**	**$0.22**
Diluted earnings per share	15	**$0.075**	**$0.046**	**$0.21**

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

PETER HAMBRO MINING plc
Summarised Consolidated Balance Sheet as at 30 June 2005

(expressed in US $'000s)

	Note	30 June 2005 $'000	31 December 2004 $'000	30 June 2004 $'000
Fixed Assets				
Intangible assets				
Goodwill		(2,953)	(2,776)	-
Mineral properties		79,675	80,653	75,260
Capitalised exploration and development expenditure		15,961	10,251	4,747
Deferred stripping costs		2,032	1,597	-
Tangible assets				
Property, plant and equipment		66,332	60,579	45,137
Investments	6	561	1,399	36
Investments in joint ventures:				
Goodwill		2,428	2,821	2,559
Share of gross assets		25,607	21,366	17,749
Share of gross liabilities		(14,622)	(10,188)	(11,172)
Loans		-	3,400	1,600
		175,021	**169,102**	**135,916**
Current Assets				
Stock and work in progress		21,398	15,697	12,096
Debtors	7	22,808	17,784	17,904
Cash at bank and in hand		24,865	25,854	52,544
		69,071	**59,335**	**82,544**
Creditors, amounts falling due within one year	8	(14,453)	(15,607)	(21,613)
Net Current Assets		**54,618**	**43,728**	**60,931**
Total Assets less Current Liabilities		**229,639**	**212,830**	**196,847**
Creditors, amounts falling due after more than one year	9	**(3,911)**	**(8,384)**	**(6,845)**
Provision for liabilities and charges		(2,783)	(2,182)	(1,444)
Net Assets		**222,945**	**202,264**	**188,558**

PETER HAMBRO MINING plc
Summarised Consolidated Balance Sheet (continued) as at 30 June 2005

(expressed in US $'000s)

	Note	30 June 2005 $'000	31 December 2004 $'000	30 June 2004 $'000
Capital and Reserves				
Share capital	10	1,220	1,193	1,193
Share premium	10	168,946	154,252	153,932
Merger reserve		8,755	8,755	8,755
Contingent reserve on acquisition		6,304	6,304	6,304
Share incentive reserve		40	40	40
Profit and loss account		35,486	29,590	17,486
Equity shareholders' funds	11	**220,751**	**200,134**	**187,710**
Minority interests		2,194	2,130	848
		222,945	**202,264**	**188,558**

PETER HAMBRO MINING PLC

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 21 September 2005

P.C.P. Hambro

PETER HAMBRO MINING plc
Summarised Consolidated Statement of Cash Flows
for the period ended 30 June 2005

(expressed in US $'000s)

	Note	Six months to 30 June 2005 $ '000s	Six months to 30 June 2004 $ '000s	Year to 31 December 2004 $ '000s
Net cash inflow from operating activities	12	6,968	4,136	20,532
Net cash outflow from returns on investments and servicing of finance		(4,427)	(1,976)	(3,297)
Taxation Paid		(1,604)	(380)	(4,223)
Capital Expenditure and Financial investment		(15,852)	(7,118)	(31,921)
Acquisitions and Disposals		143	(6,986)	(13,387)
Cash Outflow before Financing		(14,772)	(12,324)	(32,296)
Cash (inflow) from (increase) in debt and lease financing	13, 14	(940)	(18,827)	(25,862)
Net receipt from issuing shares		14,723	68,868	69,185
(Decrease)/increase in cash at bank and in hand		(989)	37,717	11,027

PETER HAMBRO MINING plc
Summarised Consolidated Financial Statements
for the period ended 30 June 2005

Notes

1. Principal Accounting Policies

a) Basis of preparation

The interim financial statements have been prepared in accordance with the accounting policies set out in the Group's financial statements for the year ended 31 December 2004. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 1. The interim financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the year ended 31 December 2004 are derived from the statutory accounts filed with the Registrar of Companies. The auditors' report on the statutory accounts was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

b) Basis of consolidation

The financial statements consist of Peter Hambro Mining plc (the Company) and its respective subsidiary undertakings (the Group). On the acquisition of a business, including an interest in a subsidiary undertaking, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

c) Comparative figures

Certain comparative figures have been restated to be consistent with the current period's presentation.

2. Turnover

All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

PETER HAMBRO MINING plc
Summarised Consolidated Financial Statements
for the period ended 30 June 2005

Notes (continued)

3. Reserve Bonus Scheme

As reported in the 2004 Annual Report & Accounts, the holders of the Reserve Bonus Units have reassessed the effect of the scheme on the affairs of the Group and its shareholders. In light of this, subject to clarification of the Russian and UK tax consequences for both the holders and the Company, the holders indicated a willingness to implement a revised scheme that would be of the most benefit to them and the Group's shareholders. The Committee of Independent Directors has received a re-evaluation of reserves and resources at Pioneer from MicroMine in June/July 2005 and is reviewing the implementation of such a scheme, amongst a number of other options, with advice from the Company's advisors and independent consultants as necessary and will make a recommendation in due course. Once received, approval of the recommendation will be sought from shareholders at the earliest opportunity.

4. Interest Payable and Similar Charges

	30 June 2005 $'000	30 June 2004 $'000
Finance lease charge	53	309
Bank loan interest	564	1,961
Other loan interest	93	48
Share of joint ventures' interest payable and similar charges	239	243
	949	2,561
Less finance cost capitalised	(17)	(552)
	932	2,009

5. Taxation

The Company does not anticipate a corporation tax charge for the period as all profits arise in its subsidiary Pokrovskiy Rudnik and the Company itself has suffered losses. The Russian profit tax charge for Pokrovskiy Rudnik for the period ended 30 June 2005, based on the tax rate 24% was US$698,000 (2004 - US$653,000). The rest of the tax charge relates to the deferred tax.

PETER HAMBRO MINING plc
Summarised Consolidated Financial Statements
for the period ended 30 June 2005

Notes (continued)

6. Investments

	30 June 2005 $'000	31 December 2004 $'000
Investments – other	36	36
Shares in subsidiaries and joint ventures	525	1,363
	561	1,399

The Company and the Group have the following material subsidiaries and other significant investments, which were consolidated in these financial statements.

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held directly by the Company				
Eponymousco Ltd	United Kingdom	Holding Company	United Kingdom	100%
Victoria Resources Ltd	United Kingdom	Holding Company	United Kingdom	100%
Peter Hambro Mining (Cyprus) Ltd	Cyprus	Holding Company	Cyprus	100%
Management Company PHM *	Russia	Holding Company	Russia	100%
Olga	Russia	Gold exploration and production	Russia	100%
Pokrovskiy Rudnik	Russia	Gold exploration and production	Russia	97.7%
Joint Venture Omchak	Russia	Gold exploration and production	Russia	65%
Held indirectly via 100% owned subsidiaries				
Tokurskiy Rudnik	Russia	Gold exploration and production	Russia	100%
GRK Victoria	Russia	Gold exploration and production	Russia	100%
Koboldo	Russia	Gold exploration and production	Russia	91.7%

PETER HAMBRO MINING plc
Summarised Consolidated Financial Statements
for the period ended 30 June 2005

Notes (continued)

6. Investments (continued)

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held indirectly via Pokrovskiy Rudnik				
Yamalzoloto	Russia	Gold exploration and production	Russia	88%
NPFG Regis	Russia	Exploration work	Russia	51%
Joint Venture Rudnoye	Russia	Gold exploration and production	Russia	49%
Kapstroy	Russia	Construction	Russia	97.7%

In June 2005 Tokurskiy Rudnik acquired 91.66% of OAO Koboldo for a consideration of US$288,000. Koboldo has been consolidated in these financial statements.

In February 2005 Pokrovskiy Rudnik set up a wholly owned construction company Kapstroy. Kapstroy is intended to carry on construction activities for the Group as well as for third parties. Kapstroy has been consolidated in these financial statements.

* Management Company PHM has been consolidated in these financial statements as its activities began in 2005 (2004 – no consolidation on the grounds of no activity).

7. Debtors

	30 June 2005 $'000	31 December 2004 $'000
Prepayments	8,586	4,655
Tax prepaid	77	-
VAT recoverable	8,863	7,325
Other debtors	3,344	2,538
Due from Rudnoye joint ventures	1,120	822
Loans issued	818	2,444
	22,808	17,784

PETER HAMBRO MINING plc
Summarised Consolidated Financial Statements
for the period ended 30 June 2005

Notes (continued)

8. Creditors, amounts falling due within one year

	30 June 2005 $'000	31 December 2004 $'000
Trade creditors	2,233	1,968
Tax liability	-	1,418
Finance lease liabilities falling due within one year	434	652
Short term loans	3,921	4,137
Short term element of long term loans	3,222	2,895
Due to former shareholders of subsidiary	308	1,516
Due to MC PHM	-	432
Other creditors	4,335	2,589
	14,453	15,607

9. Creditors, amounts falling due after more than one year

	30 June 2005 $'000	31 December 2004 $'000
Due to former shareholders of subsidiary	-	3,486
Long term borrowing	3,861	4,655
Finance lease liabilities falling due after one year	50	243
	3,911	8,384

10. Share Capital

	Company	
Ordinary shares	30 June 2005 $'000	31 December 2004 $'000
Allotted, called up and fully paid:		
At the beginning of the period	1,193	1,010
Other new issues	27	183
At the end of the period	1,220	1,193
Number of shares (par value £0.01)	No'000	No'000
Authorised	100,000	100,000
Issued at the beginning of the period	73,999	63,999
Other new issues	1,449	10,000
At the end of the period	75,448	73,999

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

PETER HAMBRO MINING plc
Summarised Consolidated Financial Statements
for the period ended 30 June 2005

Notes (continued)

10. Share Capital (continued)

On 14 April 2005 the Company issued 1,448,545 ordinary shares at a price of £5.50 per share pursuant to an Equity Subscription Agreement with the International Finance Corporation (the IFC). As a result of this transaction a share premium of US$14.7m after commissions and share issue costs of US$203,000 was created.
The IFC was also granted an option to subscribe for an additional 1,448,545 shares in the Company. The option exercise price is at a 25% premium to £5.50 per share (subject to an anti-dilution adjustment). Unless exercised earlier, the option will lapse on 4 April 2013.

11. Equity shareholders' funds

	30 June 2005 $'000	31 December 2004 $'000
Opening balance	200,134	115,633
Issue of share capital	14,723	69,183
Issue of contingent shares	-	-
Profit for the period	5,894	15,318
	220,751	200,134

The availability of the Group's reserves for distribution will be determined, to the extent that they include reserves held in the Russian subsidiaries and joint venture undertakings, by applicable legislation in Russia and in accordance with their statutory financial statements, which are prepared in accordance with Russian accounting regulations. These differ significantly from UK GAAP. The distributable reserves may therefore differ significantly from the figure shown above.

12. Net Cash inflow from Operating Activities

	30 June 2005 $'000	30 June 2004 $'000
Cash received from customers	36,366	23,167
Cash paid to suppliers and employees	(21,446)	(14,108)
Other proceeds	34	53
Other expenses	(7,986)	(4,976)
Net cash inflow from operating activities	6,968	4,136

PETER HAMBRO MINING plc
Summarised Consolidated Financial Statements
for the period ended 30 June 2005

Notes (continued)

13. Reconciliation of Net Cash Flow to Movement in Net Debt

	30 June 2005 $'000
Decrease in cash at bank and in hand	(989)
Cash inflow from increase in debt and lease financing	940
Change in net debt resulting from cash flow	(49)
Exchange difference	155
Movement in net debt in the period	106
Net debt at 1 January	13,271
Net debt at 30 June	13,377

14. Analysis of Net Debt

	At 1 January 05 $'000	Cash Flow $'000	Exchange movement $'000	At 30 June 05 $'000
Cash in hand and at the bank	25,854	(989)	-	24,865
Debt due within one year	(4,138)	62	155	(3,921)
Net Cash pre leasing / sales & lease back	**21,716**	**(927)**	**155**	**20,944**
Finance leases / sales & lease back	**(8,445)**	**878**	**-**	**(7,567)**
Net Cash inc. leasing	**13,271**	**(49)**	**155**	**13,377**

PETER HAMBRO MINING plc
Summarised Consolidated Financial Statements
for the period ended 30 June 2005

Notes (continued)

15. Earnings per ordinary share

	Six months to 30 June 2005 $'000	Six months to 30 June 2004 $'000	Year to 31 December 2004 $'000
Profit for the period US$'000	5,894	3,214	15,318
Weighted average number of ordinary shares	74,618,249	65,158,815	69,615,032
Earnings per ordinary share	US$0.079	US$0.049	US$0.22
Weighted average number of ordinary shares	74,618,249	65,158,815	69,615,032
C shares	2,759,368	2,759,368	2,759,368
Contingent shares	1,500,000	1,500,000	1,500,000
Weighted average number of diluted shares	78,877,617	69,418,183	73,874,400
Diluted earnings per share	US$0.075	US$0.046	US$0.21

16. Post balance sheet events

In August 2005 the Group issued US$140 million of Convertible Bonds due in 2010 (the "Bonds"). The Bonds carry a coupon rate of 7.125% payable semi-annually in arrears and can be converted into fully paid 1p ordinary shares of the Company. If not converted or previously redeemed the Bonds will be redeemed at par on or about 11 August 2010.

On 19 July 2005 the holders of 2,759,368 "C" shares in Eponymousco paid up £1.01, being the uncalled amount and, in accordance with the terms of their agreement with the Company, exchanged their "C" shares for fully paid shares in the Company.